CYBERDEFENDER CORPORATION
617 West 7th Street, Suite 401
Los Angeles, CA 90017

July 24, 2009

VIA EDGAR

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CyberDefender Corporation
Amendment No. 1 Schedule TO
Filed on July 16, 2009
File No. 005-84253

Dear Mr. Orlic:

This letter is in response to your letter dated July 21, 2009.  For your ease of reference, we have repeated your comments in this response.  We have also filed Amendment No. 2 (the “Amendment”) to our Schedule TO which was filed with the Commission on June 29, 2009.

General

1.           We note your response to comment 1 of our prior letter.  Please provide a more detailed legal analysis, with any relevant support, regarding whether warrants containing each variation of the down-round and/or cashless exercise provisions constitute a discrete class of security within the meaning of Rule 13e-4(a)(2) under the Exchange Act, for purposes of Rule 13e-4(f)(8).

We believe that each of the three categories of warrants detailed in our response letter dated July 16, 2009 (i.e. warrants that contain the down-round provision only, the cashless exercise provision only, or both the down-round and cashless exercise provisions) constitutes a separate class of securities for purposes of Rule 13e-4(f)(8) because each category possesses different terms from the others.  Moreover, each of these three categories possesses different terms from our fourth class of outstanding warrants, inasmuch as this fourth category contains neither the down-round provision nor the cashless exercise provision.  We have identified four previously issued no-action letters that support the position that convertible securities possessing different terms are separate classes of equity securities.  These no-action letters are:  Network General Central Corporation (May 22, 2006), General Roofing Services Inc. (April 13, 2000), Kinkos, Inc. (November 30, 1999) and Starbucks Corporation (April 2, 1992).  In each of these no-action letters, the applicant sought relief from registration under Section 12(g) of the Exchange Act of a certain category of its outstanding options, even though the applicant acknowledged its obligation to register under Section 12(g) a different category of its options.  Each applicant based its request on the fact the class of options for which it sought relief from registration had such different terms from the class of options registered under Section 12(g), that the unregistered class would not require registration because it constituted a separate class from the registered class and, analyzed as a separate class for the purposes of Section 12 (g), the unregistered class did not trigger the registration requirements.  The differentiation between classes was based on varying terms of the option agreements and plans, including eligibility, exercisability, vesting schedules, amount of grant, repurchase rights, transferability, option term and forfeiture.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 24, 2009

The three categories of warrants subject to our tender offer, and the fourth which is not subject to the tender offer, may be differentiated by the fact that one class has only the down-round provision, one class has only the cashless provision, one class has both provisions, and one class has neither provision.  Each of the down-round provision and the cashless exercise provision represents significant rights to the warrant holders.  By having a cashless exercise provision, a warrant holder does not need to pay cash to exercise the warrant.  By having a down-round provision, a warrant holder is protected from dilution from future lower-priced offerings.  These rights were specifically negotiated by the parties when their investments were made and are as important, we believe, as the terms of the option agreements that are the subject of the no-action letters referred to above.

Based on the foregoing, we believe that these differences in the warrants would allow them to be treated as discrete classes of securities.

2.           Please amend your Schedule TO to disclose the information contained in the first two paragraphs of your response to comment 1 of our prior letter, regarding the number of underlying securities in each category of warrant.  Please also disclose the number of warrants outstanding in each category.  See Items 2 and 4 of Schedule TO and Items 1002(b) and 1004(a)(1)(i) of Regulation M-A.

We have revised the Schedule TO as you requested.  Please see Item 2 of the Amendment.

Certain Financial Information, page 27

3.           We note your response to comment 10 of our prior letter.  You do not appear to have provided the summary financial information required by Items 1010(c)(1)-(3) of Regulation M-A.  Disclosure that you have no earnings does not appear to satify the requirement to disclose the information specified in Rule 1-02(bb)(1) of Regulation S-X; loss per common share from continuing operations (basic and diluted); and net loss per common share (basic and diluted).  Please revise your disclosure accordingly.

Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
July 24, 2009

We have not provided the information required by Item 1010(c) 1 through 3 because we believe that we are not required to do so.  Please see Item 10 of Schedule TO which states, “If material, furnish the information required by Item 1010(a) and (b) of Regulation M-A for the issuer in an issuer tender offer and for the offeror in a third-party tender offer.”  Instruction number 6 to Item 10 further provides, “The disclosure materials disseminated to security holders may contain the summarized financial information specified by Item 1010(c) of Regulation M-A instead of the financial information required by Item 1010(a) and (b).”  (Emphasis added.)

In making this response we acknowledge that:

•	CyberDefender Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CyberDefender Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward a copy of them by facsimile to Kevin Friedmann, Esq. of Richardson & Patel LLP at (917) 591-6898.  Mr. Friedmann’s telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CyberDefender Corporation

By:	/s/ Kevin Harris
Kevin Harris, Chief Financial Officer